P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-4294
michael_drayo@vanguard.com

November 18, 2009

via electronic filing

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Bond Index Funds (the “Trust”) File No. 33-6001

Dear Mr. Sandoe,

This letter responds to your comments of November 6, 2009, on Post-Effective Amendment No. 52 to the Trust’s registration statement, which was filed on September 21, 2009. The amendment seeks to add a new share class to Vanguard Total Bond Market Index Fund (the “Fund”), a series of the Trust.

Comment 1: Comment:

Prospectus – Primary Investment Strategy – 80% Test

The Fund’s primary investment strategy states that at least 80% of the Fund’s assets will be invested in bonds held in the index. The SEC takes the position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index. Consider disclosing whether all or substantially all of the Fund’s assets will be invested in bonds held in the index.

Response:

By its terms, Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) requires a registered investment company whose name suggests a particular type of investment to invest at least 80% of its assets in that type of investment. The SEC, in the release adopting Rule 35d-1 (the “Adopting Release”), said that the term “index” suggests a particular type of investment, and investment companies that use that term will be subject to the 80% investment requirement of the rule.[1] The SEC also said in the Adopting Release that “the 80% requirement will allow an investment company to maintain up to 20% of its assets in other investments.”[2]

1 “Investment Company Names,” Investment Company Act Release No. 24828 (Feb. 1, 2001), at fn. 42 (the “Adopting Release”).

2 Adopting Release, supra fn. 1.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
November 18, 2009

The Fund complies with the terms of Rule 35d-1, as it invests at least 80% of its assets in bonds included in its target index. Over the years, the Fund has closely tracked its target index and normally exceeds by a sizeable percentage its stated 80% minimum investment in bonds held in the target index.3

The Fund may, as is permitted by Rule 35d-1 and as is disclosed in its prospectus, invest up to 20% of its assets in bonds that are not presently included in the index and may purchase nonpublic, investment-grade securities, generally referred to as 144A securities, that are not included in the index, as well as smaller public issues not included in the index because of the small size of the issue. These securities typically share many of the same characteristics as securities that are presently in the index, and thus we believe they are investments connoted by index.

The management of the Fund’s entire portfolio and the Fund’s ownership of index and non- index securities is consistent with the terms of Rule 35d-1 under the 1940 Act, and with the Fund’s stated investment objective and objective of tracking the index. The Fund’s ownership of non-index securities is also consistent with its index sampling techniques, which allow the Fund to approximate its target index in terms of key risk factors and other characteristics. For these reasons, we do not believe that it is prudent for the Fund to alter its current disclosure.

Comment 2: Comment:

Prospectus – Primary Investment Strategies – Dollar-Weighted Average Maturity

The Fund shows the dollar-weighted average maturity of its index as of December 31, 2008. Update this information to a more current date.

Response: Comment 3: Comment:

We have updated this information so that it is now as of September 30, 2009.

Prospectus – Primary Investment Strategies – Average Annual Total Returns

The performance shown in the bar chart and performance table is the performance of Vanguard Institutional Total Bond Market Index Fund. Form N-1A states that if a multiple class fund offers a new class in a prospectus and separately presents performance information, it is required to show in the bar chart and performance table data for any other existing class for the first year of operations. Please update the bar chart and performance table with performance information for an already existing share class of the Fund.

Response: Comment 4:	We have updated the bar chart and performance table in response to your comment. Prospectus – Turnover Rate (Page 16)

3 We note that the SEC said in the Adopting Release that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
November 18, 2009
Page 3

Comment:	The prospectus provides the Fund’s turnover rate as of December 31, 2008. Update this information to a more current date.
Response: Comment 5: Comment:

We have updated this information so that it is now as of June 30, 2009.

Statement of Additional Information – Industry Concentration (Page B-4)

According to the Fund’s industry concentration policy, it “will not concentrate its investments in the securities of issuers whose primary business activities are in the same industry, except as may be necessary to approximate the composition of its target index.” Please confirm that this means that if the index is concentrated, then the Fund will become concentrated.

Response:	If the Fund’s index becomes concentrated in the securities of issuers whose primary business activities are in the same industry, then the Fund will similarly become concentrated.
Comment 6: Comment:	Statement of Additional Information – Trustee/Officer table (Page B-28) The Fund discloses that certain trustees are “interested persons.” Disclose the reason why such persons are interested persons.
Response: Comment 7: Comment:

We have added the requested disclosure.

Statement of Additional Information – Financial Statements (Page B-49)

Disclose whether the Fund is incorporating by reference unaudited financial statements for the fiscal period ended June 30, 2009.

Response:	The Fund intends to incorporate by reference its unaudited financial statements for the fiscal period ended June 30, 2009. We have added disclosure to that effect.

Comment 8:	Tandy Requirements

As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
November 18, 2009

     Please contact me at 610-669-4294 with any questions or comments regarding this letter or the related post-effective amendment of the Trust’s registration statement.

Sincerely,
/s/ Michael J. Drayo
Michael J. Drayo
Associate Counsel
The Vanguard Group, Inc.